October 14, 2005

Via Mail and Fax

Mr. Robert J. Stevens
President and Chief Executive Officer
Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, Maryland 20817-1877

	RE: 	Lockheed Martin Corporation
		Form 10-K: For the Year Ended December 31, 2004
		Form 10-Q: For the Quarter Ended March 31, 2005
		File Number: 001-11437

Dear Mr. Stevens:

	We have reviewed the above referenced filings and have the following comments. We have limited our review to only the financial statements and related disclosures and do not intend to expand our review to other portions of your filings. Where indicated, we believe you should revise your future filings in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K: For the Year Ended December 31, 2004

Item 7. Management`s Discussion and Analysis ..., page 28
Critical Accounting Policies, page 34
Contract Accounting/Revenue Recognition, page 34
1. To the extent practicable and meaningful, please provide quantitative disclosure of the factors that are sensitive to change. Refer to Section V of FR 72 for further guidance. Provide us with a copy of your intended disclosure.

Results of Operations, page 38

2. It is not clear from your current disclosure why amounts for items such as the charge for Pit 9 litigation, gain on sale of interest in Net Skies, and other similar items are not allocated to a business segment. Please clarify for us and disclose why it is appropriate to include these amounts in unallocated.

Liquidity and Cash Flows, page 46
Operating Activities, page 46

3. We note that cash flows from operating activities increased by $1.1 billion in 2004 compared to 2003. You disclose that earnings were the driving force for the increase. However, the increase in 2004 earnings was only approximately $200 million. We also note a like disclosure in your Form 10-Q for the quarter ended March 31, 2005 for relatively similar circumstances. Please expand your disclosure to discuss, in terms of cash, and quantify the significant factors that caused the material increases in cash flow from operating activities in each of the current periods indicated relative to the corresponding prior year periods. As you use the indirect method, merely reciting changes in line items reported in the statement of cash flows would not be sufficient. Refer to Section IV.B of FR-72 for guidance. Provide us with a copy of your intended disclosure.

Investing Activities, page 46

4. Please disclose the amount of commitments for capital expenditures at the end of the fiscal year and the anticipated sources of funds to meet the commitments, in accordance with Item 303(A)(2)(i) of Regulation S-K. To the extent material and meaningful, disclose the significant activities and amounts to which the expenditures pertain.


Contractual Commitments and Off-Balance Sheet Arrangements, page
48

5. We note your disclosure that the amount in the table on this page excludes purchase obligations associated with contracts that contain a termination for convenience provision. To the extent material, it appears that disclosure of the amounts excluded would be meaningful, since the timing of the cash flows between your obligations and the amounts that may be reimbursed to you, if any, may significantly differ. Please disclose the aggregate of such amounts for each year presented in the table.

6. Additionally, to the extent material, please include in the notes to the financial statements the disclosures specified in paragraphs 7 and 10(a) in FAS 47 as appropriate.

Item 8. Financial Statements and Supplementary Data, page 51
Consolidated Statement of Earnings, page 54

7. Please explain to us why you do not report sales of tangible products and services separately on the face of the statement of earnings, or disclose such elsewhere, in accordance with Rule 5-
03.1
of Regulation S-X.

Note 4 - Receivables, page 63

8. We note that a portion of your sales is to customers other than the U.S. government. Please tell us the amount of any allowance for doubtful accounts as of each balance sheet date presented, including any activity in the account. Refer to paragraph 13(e) of SOP 01-6 and Rule 5-04(c), Schedule II of Regulation S-X for guidance.

Note 8 - Debt, page 65

9. We note the disclosures in regard to the floating rate convertible debentures due in 2033 in the first and second full paragraphs on page 66. Please explain to us and disclose a summary of the certain events that are not currently anticipated, the absence of which affect the convertibility of the debentures. Explain to us and disclose how the applicable conversion price is determined and the specified period during each quarter that such is determined. Explain to us your consideration of accounting for the conversion feature as a derivative in accordance with FAS 133 and related authority. Please provide us with a copy of the indenture for these notes.

10. It appears from your disclosures in Note 3 that the debentures had no impact on earnings per share. Please explain to us and disclose why not, and the number of shares of common stock into which the debentures were convertible that were excluded from the EPS calculation.


Note 14 - Legal Proceedings, Commitments and Contingencies, page
75

11. We note the disclosure in the first paragraph on page 77 in regard to the litigation in Redlands, California. Based on the disclosure of your environmental liabilities recorded for this site, please tell us what, if any, liability has been recorded for this litigation.

Environmental Matters, page 77

12. We note your disclosure that costs associated with environmental matters may be projected for up to 20 years. Please tell us to what extent you use discounting to determine the amount of the related liability.

Note 15 - Information on Business Segments, page 77

13. Please disclose the factors used to identify your reportable segments, including the basis of organization, in accordance with paragraph 26(a) of FAS 131.


	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosures in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.



Please file your response to our comments via EDGAR within 10 business days from the date of this letter. You may contact Doug
Jones at 202-551-3309, Tracie Northan at 202-551-3311, or me at 202-551-3812 with any questions.

	Sincerely,



	Michael Fay
	Accounting Branch Chief

cc: Mr. Christopher E. Kubasik, Chief Financial Officer (via facsimile at 301-897-6624)